Exhibit 99.1

CollPlant Partners In the Advanced Regenerative Manufacturing Institute

•	CollPlant to contribute its expertise in BioInks for 3D bioprinting of tissues and organs
•	The Advanced Regenerative Manufacturing Institute (ARMI) receives more than $300 million in public-private investment from leading manufacturers, universities, nonprofit organizations and the federal government to develop scalable manufacturing processes for engineered tissues and organs

Rehovot, January 6, 2020, CollPlant (NASDAQ:CLGN), a regenerative medicine company, today announced it is now part of a new public-private ManufacturingUSA initiative, the Advanced Regenerative Manufacturing Institute (ARMI). Headquartered in Manchester, New Hampshire, ARMI brings together a consortium of over 150 partner organizations from industry, government, academia and the non-profit sector to develop next-generation manufacturing processes and technologies for cells, tissues and organs.

Approximately $80 million from the US federal government is combined with more than $200 million in cost share to support the development of tissue and organ manufacturing capabilities. ARMI leads the Advanced Tissue Biofabrication Manufacturing Institute on behalf of the US Department of Defense. ARMI works to integrate and organize the fragmented collection of industry practices and domestic capabilities in tissue Biofabrication technology to better position the US relative to global competition. ARMI focuses on accelerating regenerative tissue research and creating state-of-the-art manufacturing innovations in biomaterial and cell processing for critical Department of Defense and civilian needs. ARMI’s efforts are supported by industrial partners, academic and academically affiliated partners, and government and nonprofit partners. The ARMI partnership continues to grow.

ARMI’s Chairman, inventor Dean Kamen stated, “We need to develop 21st century tools for engineered tissue manufacturing that will allow these innovations to be widely available – similar to how a 15th century tool (the printing press) allowed knowledge to spread widely during the Renaissance. As an ever-growing ecosystem of industrial, governmental, academic, non-profit and clinical institutions, I have no doubt that we can achieve our mission to “make practical the large-scale manufacturing of engineered tissues and tissue-related technologies, to benefit existing industries and grow new ones.”

Yehiel Tal, CollPlant’s Chief Executive Officer commented, “CollPlant is very pleased to enter into this collaboration with ARMI and its network of partners from industry, academia, and the U.S. federal government. We all share the common goal of advancing 3D bioprinting and next-generation manufacturing of tissues and organs. We believe CollPlant’s BioInks, based on our rhCollagen, are the ideal building block for tissue and organ manufacturing, and we are proud to contribute our expertise and to advance the entire science and industry of bioengineering and manufacturing. CollPlant is honored to be a part of this network of industry leaders.”

About ARMI

The Advanced Regenerative Manufacturing Institute (ARMI), headquartered in Manchester, NH, is a ManufacturingUSA Institute. It brings together a consortium of over 150 partners from across industry, government, academia and the non-profit sector to develop next-generation manufacturing processes and technologies for cells, tissues and organs. ARMI will work to organize the current fragmented domestic capabilities in tissue Biofabrication technology to better position the U.S. relative to global competition. For more information on ARMI, please visit www.armiusa.org.

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of organ and tissue repair, and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. In October 2018, we entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant’s BioInks in the manufacture of 3D bioprinted lungs for transplant in humans.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem
Deputy CEO & CFO
Tel: + 972-73-2325600
Email: Eran@collplant.com